UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	July 31, 2023
Estimated average burden
FORM 144					hours per response	1.00
NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
Precipio, Inc.		91-1789357	001-36439
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
					AREA CODE	NUMBER
4 Science Park, 3rd Floor		New Haven	CT	06511	(203)	787-7888
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
David Cohen	Board Member	1921 Fairfield Beach Road		Fairfield	CT	06824

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold	Aggregate Market Value	Number of Shares or Other Units Outstanding	Approximate Date of Sale	Name of Each Securities Exchange
			(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(See instr. 3(f)) (MO. DAY YR.)	(See instr. 3(g))
Common Stock, par value $0.01 per share	Merrill Lynch 1400 American Blvd., 2nd Floor Pennington, New Jersey 08534		110,140	$500,000	22,000,000	May 24, 2021	The NASDAQ Stock Market LLC

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.					SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock, par value $0.01 per share	6/29/2017 6/29/2017 6/29/2017 11/29/2018 12/31/2018	Merger Senior Series A Convertible Preferred Stock (1) Convertible Notes (2) Bridge Note (3) Bridge Note (4)	Precipio, Inc.	37,513 12,543 7,335 26,375 26,374	6/29/2017 6/29/2017 6/29/2017 11/29/2018 12/31/2018	Share Exchange Cash (5) Cash (6) Cash (7) Cash (8)
(1)	The 12,543 shares of Common Stock were acquired upon conversion of the Series A Convertible Preferred Stock issued to Mr. Cohen on June 29, 2017.
(2)	The 7,335 shares of Common Stock were acquired upon conversion of the Convertible Notes issued to Mr. Cohen on June 29, 2017.
(3)	The 26,375 shares of Common Stock were acquired upon the conversion of a Bridge Note issued to Mr. Cohen on November 29, 2018.
(4)	The 26,374 shares of Common Stock were acquired upon the conversion of the Bridge Note issued to Mr. Cohen on December 31, 2018.
(5)	Mr. Cohen paid for the Senior Series A Convertible Preferred Stock in cash on the date of acquisition of the Senior Series A Convertible Preferred Stock.
(6)	Mr. Cohen paid for the Convertible Notes in cash on the date of acquisition of the Convertible Notes.
(7)	Mr. Cohen paid for the Bridge Note in cash on the date of acquisition of the Bridge Note.
(8)	Mr. Cohen paid for the Bridge Note in cash on the date of acquisition of the Bridge Note.

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A	N/A	N/A	N/A	N/A

REMARKS: Mr. Cohen acquired (i) 37,513 shares of Common Stock in connection with the merger of Pecipio with Transgenomic, Inc. in 2017, (ii) 12,543 shares of Common Stock from the conversion of Senior Series A Convertible Preferred Stock issued to Mr. Cohen in 2017 (iii) 7,335 shares of Common stock from the conversion of convertible notes issued to Mr. Cohen in 2017, and (iv) 52,749 shares of common stock from the conversion of bridge notes issued to Mr. Cohen in November 2018 and December 2018.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

August 2, 2021	/s/ David Cohen
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)